May 31, 2005


Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 S. Packard Avenue
Cudahy, Wisconsin 53110

      Re:	Ladish Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 0-23539

Dear Mr. Larsen:

      We have reviewed your response letter dated April 13, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Management`s Discussion and Analysis, page 10

Critical Accounting Policies - Pensions, page 15

1. Reference is made to your reply to prior comment 1 and to your discussion of pensions under critical accounting policies. Please provide us with additional information showing your annual rate of return on pension plan assets for each of the ten years ended December 31, 2004. It appears that the actual rate of return of each of the two years ended December 31, 2004 was less than your expected return of 9.25%. In addition, please tell us whether your actual and targeted asset allocation categories over the 10-year period have remained approximately as shown by the information in Note 8, Pensions and Postretirement Benefits.

Also, in the future, your discussion in critical accounting policies of pensions should provide quantitative sensitivity information about the impact of changes in your actuarial assumptions.

	*	*	*	*

		Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment. Detailed cover letters greatly facilitate our review.
Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding this comment, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865,
Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



John Cash
Accounting Branch Chief


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Mr. Wayne E. Larsen
Ladish Co., Inc.
May 31, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE